U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment to Form N-8A

NOTIFICATION OF AMENDMENT TO
REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company (formerly known as HSBC Investor Portfolios) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to its notification of registration submits the following information:

HSBC Portfolios

Address of Principal Business Office:
3435 Stelzer Road
Columbus, Ohio 43219-3035

Telephone Number: (617) 470-8000

Name and address of agent for service of process:
Richard A. Fabietti, President
452 Fifth Avenue
New York, New York 10018

Please send copies of all communications to:
David J. Harris, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006-2401

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

              Yes ☒              No ☐

NOTICE

A copy of the Agreement and Declaration of Trust, as amended, of HSBC Portfolios is on file with the Secretary of the State of New York, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this amended Notification of Registration to be duly signed on its behalf in the City of New York and the State of New York on the 28th day of February, 2012.

			By:	/s/ Richard A. Fabietti
			Name:	Richard A. Fabietti
			Title:	President

Attest:	/s/ Stephen V. Sivillo
	Name:	Stephen V. Sivillo
	Title:	Vice President